Exhibit 99.7

VOTING AGREEMENT

VOTING AGREEMENT, dated as of March 13, 2007 (this “Agreement”), by and among e-Future Information Technology, Inc., a Cayman corporation (the “Company”), and the shareholders listed on the signature pages hereto under the heading “Shareholders” (each a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Company and certain investors (each, an “Investor”, and collectively, the “Investors”) have entered into a Securities Purchase Agreement, dated as March 13, 2007 (the “Securities Purchase Agreement”), pursuant to which, among other things, the Company has agreed to issue and sell to the Investors and the Investors have agreed to purchase, (i) senior convertible notes of the Company (the “Notes”) which will, among other things, be convertible into the Company’s ordinary shares, par value $0.0756 value per share (the “Ordinary Shares”), in accordance with the terms of the Notes, and (ii) certain warrants, which will be exercisable to purchase Ordinary Shares.

WHEREAS, as of the date hereof, the Shareholders own collectively 871,006 Ordinary Shares, which represent in the aggregate approximately 33.1% of the total issued and outstanding capital stock of the Company; and

WHEREAS, as a condition to the willingness of the Investors to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the “Transaction”), the Investors have required that each Shareholder agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, each Shareholder has agreed, to enter into this Agreement with respect to all the Ordinary Shares now owned and which may hereafter be acquired by the Shareholder and any other securities, if any, which such Shareholder is currently entitled to vote, or after the date hereof becomes entitled to vote, at any meeting of shareholders of the Company (the “Other Securities”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING AGREEMENT OF THE SHAREHOLDER

SECTION 1.01. Voting Agreement. Subject to the last sentence of this Section 1.01, each Shareholder hereby agrees that at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company’s shareholders, each of the Shareholders shall vote the Ordinary Shares and the Other Securities: (a) in favor of the Shareholder Approval (as defined in the Securities Purchase Agreement) as described in Section 4(o) of the Securities Purchase Agreement; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company’s obligations under the Securities Purchase Agreement not being fulfilled. Each Shareholder acknowledges receipt and review of a copy of the Securities Purchase Agreement and the other Transaction Documents (as defined in the Securities Purchase Agreement). The obligations of the Shareholders under this Section 1.01 shall terminate immediately following the occurrence of the Shareholder Approval.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

Each Shareholder hereby represents and warrants, severally but not jointly, to each of the Investors as follows:

SECTION 2.01. Authority Relative to This Agreement. Each Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally the enforcement of creditors’ and other obligees’ rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to any Shareholder or by which the Ordinary Shares or the Other Securities owned by such Shareholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Ordinary Shares or the Other Securities owned by such Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Ordinary Shares or Other Securities owned by such Shareholder are bound.

(b) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity or other third party by such Shareholder.

SECTION 2.03. Title to the Ordinary Shares. As of the date hereof, each Shareholder is the owner of the number of Ordinary Shares set forth opposite its name on Appendix A attached hereto, entitled to vote, without restriction, on all matters brought before holders of capital stock of the Company, which Ordinary Shares represent on the date hereof the percentage of the outstanding capital stock and voting power of the Company set forth on such Appendix. Such Ordinary Shares are all the securities of the Company owned, either of record or beneficially, by such Shareholder. Such Ordinary Shares are owned free and clear of all

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security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Shareholder’s voting rights, charges and other encumbrances of any nature whatsoever. No Shareholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Ordinary Shares or Other Securities owned by such Shareholder.

ARTICLE III

COVENANTS

SECTION 3.01. Limited Disposition or Encumbrance of Ordinary Shares. Each Shareholder hereby covenants and agrees that, until the Shareholder Approval has been obtained, except as contemplated by this Agreement, such Shareholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Shareholder’s voting rights, charge or other encumbrance of any nature whatsoever (“Encumbrance”) with respect to the Ordinary Shares or Other Securities, or directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that any such Shareholder may assign, sell or transfer any Ordinary Shares or Other Securities provided that either (i) any such recipient of the Ordinary Shares or Other Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that the recipient shall be bound by, and the Ordinary Shares and/or Other Securities so transferred, assigned or sold shall remain subject to this Agreement or (ii) the Ordinary Shares and/or Other Securities to be assigned, sold or transferred by any such Shareholder (other than Ordinary Shares and Other Securities that are transferred, sold or assigned pursuant to Section 3.01(i) hereof) (a) do not exceed, in the aggregate, twenty percent (20%) of the Ordinary Shares and/or Other Securities, as applicable, held by such Shareholder as of the Closing Date and (b) are not assigned, sold or transferred prior to the later of (x) the date that is six (6) months after the Closing Date (as defined in the Securities Purchase Agreement) and (y) such date as two (2) Shareholder Meetings (as defined in the Securities Purchase Agreement) to vote on Shareholder Approval have occurred.

SECTION 3.02. Company Cooperation. The Company hereby covenants and agrees that it will not, and each Shareholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto), recognize any Encumbrance or agreement on any of the Ordinary Shares or Other Securities subject to this Agreement unless the provisions of Section 3.01 have been complied with.

ARTICLE IV

MISCELLANEOUS

SECTION 4.01. Further Assurances. Each Shareholder will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

SECTION 4.02. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in

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accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys’ fees in any action brought to enforce this Agreement in which it is the prevailing party.

SECTION 4.03. Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Shareholders (other than the Securities Purchase Agreement and the other Transaction Documents) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Shareholders with respect to the subject matter hereof.

SECTION 4.04. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 4.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

SECTION 4.06. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth on the signature ages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and each Shareholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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SECTION 4.07. Third-Party Beneficiaries. The Investors shall be intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and shall be entitled to enforce the provisions hereof.

SECTION 4.08. Termination. This Agreement shall terminate immediately following the occurrence of the Shareholder Approval or upon the mutual consent of each Shareholder and the Investors.

[Signature Page Follows]

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IN WITNESS WHEREOF, each Shareholder and the Company has duly executed this Agreement.

THE COMPANY:

e-FUTURE INFORMATION TECHNOLOGY, INC.

By:
Name:
Title:
Dated: March 13, 2007
	Address:	No. 10 Building BUT Software Park No. 1 Disheng North Street Yizhuang District Beijing 100176 Peoples Republic of China

SHAREHOLDERS:

/s/ Adam Yan
Adam Yan

SHAREHOLDERS:

/s/ Johnson Li
Johnson Li

SHAREHOLDERS:

/s/ Hongjun Zou
Hongjun Zou

SHAREHOLDERS:

/s/ Qicheng Yang
Qicheng Yang

APPENDIX A

Shareholder	Ordinary Shares Owned	Percentage of Ordinary Shares Outstanding	Voting Percentage of Ordinary Shares Outstanding
Adam Yan	383,428	14.6%	14.6%
Johnson Li	160,553	6.1%	6.1%
Hongjun Zou	214,043	8.1%	8.1%
Qicheng Yang	112,932	4.3%	4.3%
TOTAL	871,006	33.1%	33.1%